Exhibit 1
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FOR IMMEDIATE RELEASE                                           17 October 2008



                              WPP GROUP PLC ("WPP")

             WPP agrees to acquire minority stake in Smollan Group,
            an international field marketing company, in South Africa


WPP announces that it has agreed to acquire, subject to regulatory approval, a 33% stake in Smollan Holdings (Proprietary) Limited in South Africa ("Smollan Group"), a leading international field marketing agency. The company provides field marketing, market intelligence, customer contact and brand activation services to many of South Africa's best-loved brands.

Based in Johannesburg, the Smollan Group also operates in India and other African countries and has strategic alliances in Europe, North and Central America, Asia and Australasia. It employs more than 12,000 people. Smollan Group's key partners include Parmalat, Pioneer Foods, Tiger Brands and Unilever.

Smollan Group's combined revenues for the year ended 28 February 2008 were ZAR 847 million with gross assets at the same date of ZAR 284 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.



Contact:
Feona McEwan, WPP                                      T. +44 (0)20 7408 2204
www.wpp.com
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